

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 9, 2008

U.S Mail

Mr. Alan Brown, Secretary and General Counsel
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

> Re: Noranda Aluminum Holding Corporation
>   Amendment No. 1 to Registration Statement on Form S-1
>   Filed June 18, 2008
>   File No. 333-150760

Dear Mr. Brown:

We have reviewed your response letter dated June 18, 2008, and the amended filing, and we have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed June 18, 2008

Summary Historical and Pro Forma Financial and Other Data, page 8

1. We note your response to our prior comments 18 and 39 and continue to be unable to agree with your conclusions. Please refer to Discussion Document C to the April 9, 2008, as amended June 9, 2008, SEC Regulations Committee which can be located on their website at:

http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_C_04092008_Joint_Meeting.pdf.

Please contact us at your earliest convenience if you would like to discuss this matter in greater detail.

Financial Statements

Gramercy Alumina LLC

Report of Independent Registered Public Accounting Firm, page F-47

2. We note your response to our prior comments 67 and 69. Please explain in greater detail why Deloitte Touche Tomatsu was not independent with respect to the Joint Ventures for 2006 under SEC Regulations S-X 201(c)(5). Additionally, explain why this circumstance did not impact their independence for 2005 or 2007. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments.   Direct your questions regarding any engineering matters to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
       J. Davis
       G. Schuler
       M. Duru
       C. Moncada-Terry